Exhibit 99.1

FOR IMMEDIATE RELEASE

Cimatron Reports Record Revenues in Q4/13 to Round
Out Another Record Year in Terms of Revenues,
Operating Profit and Net Profit

Givat Shmuel, Israel, – February 27th, 2014 – Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated CAD/CAM software solutions for the toolmaking and manufacturing industries, today announced financial results for the fourth quarter and full year of 2013.

Highlights of Cimatron’s results for the fourth quarter and full year of 2013 include the following:

•	Record revenues of $44.2M in 2013 and $12.7M in Q4/13
•	Record non-GAAP operating profit of $6.3M in 2013 and $2.4M in Q4/13 with operating margins of 14% and 18%, respectively
•	Record non-GAAP net profit of $4.7M in full year 2013
•	$0.48 non-GAAP EPS in full year 2013
•	$13.0M end-of-year net cash balance

Commenting on the results, Danny Haran, President and Chief Executive Officer of Cimatron, noted, “We are pleased to report yet another record quarter, rounding out a record year that was also the fourth year in which we have shown continued growth in revenues and profits. The revenue growth on a constant currency basis in 2013 was 3.2%, in line with the revenue growth that we have seen in our market. Throughout 2013, our operating profit was unfavorably affected by the weakening of the US dollar versus the Israeli Shekel, as a considerable percentage of our expenses is denominated in Israeli Shekels, whereas we record no revenues in that currency.

“On the product side, we are excited about the coming release of CimatronE version 12, expected in mid-2014. This version will include new enhancements covering many aspects of mold and die design and manufacturing, including our first solutions geared for the 3D printing market. As we’ve indicated in previous announcements, CimatronE version 12 will include a new module for the design and analysis of conformal cooling systems, an application of 3D printing. This version will also support the Additive Manufacturing File (AMF) format – the new standard for converting 3D models into digital files for 3D printing and additive manufacturing. We are confident that we will identify additional uses and applications of our technology for additive manufacturing as we gain more exposure to this emerging market. We believe that these developments, along with other investments in our traditional target markets, will continue to drive growth in revenues and profits going forward,” concluded Mr. Haran.

The following provides details on Cimatron’s GAAP and non-GAAP results for the fourth quarter and full year of 2013:

GAAP:

Revenues for the fourth quarter of 2013 were $12.7 million, compared to $12.4 million recorded in the fourth quarter of 2012. For the full year of 2013, revenues were $44.2 million, compared to $42.3 million in 2012.

Gross Profit for the fourth quarter of 2013 was $11.0 million, as compared to $10.8 million in the same period in 2012. Gross margin in the fourth quarter of 2013 constituted 87% of revenues, compared to 88% in the fourth quarter of 2012. For the full year of 2013, gross profit was $38.4 million, compared to $37.2 million in 2012. Gross margin for the full year of 2013 constituted 87% of revenues, compared to a gross margin constituting 88% of revenues for the full year of 2012.

The slightly higher gross margin in the full year of 2012 as compared to 2013 mainly reflects the agreement that Cimatron entered into with the Office of Chief Scientist in the Israeli Ministry of Economy (OCS), which was announced in 2012. As a result of that agreement, the Company recorded additional one-time income of approximately $0.4 million in the second quarter of 2012, reflected as a lower cost of revenue in the Company’s GAAP Statements of Income for the full year of 2012. Such income was excluded from the non-GAAP results for the full year of 2012, in order to ensure that comparisons to comparable periods of previous and subsequent years better reflect the results of ongoing operations.

Operating Profit in the fourth quarter of 2013 was $2.1 million, the same as in the parallel period of 2012. In the full year of 2013, Cimatron recorded an operating profit of $5.5 million, the same as in the full year of 2012.

Net Profit for the fourth quarter of 2013 was $2.3 million, or $0.21 per diluted share, compared to a net profit of $1.3 million, or $0.14 per diluted share, recorded in the same quarter of 2012. The net profit in the fourth quarter of 2013 was higher than the operating profit in that period mainly due to the creation of a $1.1 million tax asset in Israel that resulted in tax income rather than tax expense. Such tax income was excluded from the non-GAAP results for the fourth quarter and full year of 2013, in order to ensure that comparisons to comparable periods of previous years (and, in the future, subsequent years) better reflect the results of ongoing operations.

In the full year of 2013, net profit was $4.8 million, or $0.49 per diluted share, compared to net profit of $3.7 million, or $0.40 per diluted share, in the full year of 2012.

Non-GAAP:

Revenues for the fourth quarter of 2013 were $12.7 million, compared to $12.4 million recorded in the fourth quarter of 2012. For the full year of 2013, revenues were $44.2 million, compared to $42.3 million in 2012.

Gross Profit for the fourth quarter of 2013 was $11.2 million, as compared to $11.0 million in the same period of 2012. Gross margin in the fourth quarter of 2013 constituted 88% of revenues, compared to 89% in the fourth quarter of 2012. In the full year of 2013, gross profit was $39.0 million, compared to $37.4 million in the full year of 2012. Gross margin for the full year of 2013 constituted 88% of revenues, the same as in the full year of 2012.

Operating Profit in the fourth quarter of 2013 was $2.4 million, as compared to $2.3 million in the same period in 2012. In the full year of 2013, Cimatron recorded operating profit of $6.3 million, compared to operating profit of $6.1 million in the full year of 2012.

Net Profit for the fourth quarter of 2013 was $1.7 million, or $0.16 per diluted share, compared to net profit of $1.7 million, or $0.18 per diluted share, recorded in the same quarter of 2012. In the full year of 2013, net profit was $4.7 million, or $0.48 per diluted share, compared to a net profit of $4.4 million, or $0.47 per diluted share, in the full year of 2012.

Conference Call

Cimatron's management will host a conference call today, February 27, 2014, at 9:00 EST, 16:00 Israel time. On the call, management will review and discuss the results, and will answer questions by investors.

To participate, please call one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

USA: +1-888-668-9141
International: +972-3-9180609
Israel: 03-9180609

For those unable to listen to the live call, a replay of the call will be available beginning on the day after the call at the investor relations section of Cimatron's website, at: www.cimatron.com

Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income included herein. Non-GAAP financial measures consist of GAAP financial measures adjusted to include recognition of deferred revenues of acquired companies and to exclude amortization of acquired intangible assets and deferred income tax, as well as certain business combination and other accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non-GAAP measures help investors to understand our current and future operating performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Cimatron

With over 30 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM software solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with software solutions for mold design, die design, electrode design, 2.5 to 5 Axis milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Cimatron's shares are publicly traded on the NASDAQ under the symbol CIMT. For more information, please visit Cimatron’s web site at: http://www.cimatron.com

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to Cimatron’s plans, objectives and expected financial and operating results. The words "may," "could," "would," “will,” "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond Cimatron’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycles, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties related to Cimatron’s business, refer to Cimatron’s filings with the Securities and Exchange Commission. Cimatron cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Company Contact:	Investor Relations contact
Ilan Erez, Chief Financial Officer	Ehud Helft/Kenny Green
Cimatron Ltd.	GK Investor Relations
Tel.; 972-73-237-0114	Tel: (US) 1 646 201 9246
Email: ilane@cimatron.com	Email: Cimatron@gkir.com

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2013	2012	2013	2012

Total revenue	12,748	12,357	44,246	42,314

Total cost of revenue	1,707	1,522	5,829	5,092

Gross profit	11,041	10,835	38,417	37,222

Research and development expenses	2,113	2,066	7,389	7,001

Selling, general and administrative expenses	6,872	6,658	25,566	24,677

Operating income	2,056	2,111	5,462	5,544

Financial income (expenses), net	(14)	16	(23)	(35)

Taxes on income	262	(771)	(572)	(1,770)

Other	(19)	(23)	(15)	(30)

Net income	2,285	1,333	4,852	3,709

Less: Net (income) loss attributable to the noncontrolling interest	1	14	(5)	(10)

Net income attributable to Cimatron's shareholders	$2,286	$1,347	$4,847	$3,699

Net income per share - basic and diluted	$0.21	$0.14	$0.49	$0.40

Weighted average number of shares outstanding

Basic EPS (in thousands)	10,731	9,338	9,796	9,323

Diluted EPS (in thousands)	10,855	9,348	9,832	9,337

CIMATRON LIMITED
RECONCILIATION BETWEEN GAAP AND NON-GAAP INFORMATION
(US Dollars in thousands, except for per share data)

	Three months ended						Twelve months ended
	December,						December,
	2013			2012			2013			2012
	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP

Total revenue	12,748	-	12,748	12,357	-	12,357	44,246	-	44,246	42,314	-	42,314

Total cost of revenue	1,707		1,560	1,522		1,375	5,829		5,241	5,092		4,923
Non-cash amortization of acquired intangible assets		(147)			(147)			(588)			(588)
One-time income from OCS agreement											419

Gross profit	11,041	147	11,188	10,835	147	10,982	38,417	588	39,005	37,222	169	37,391

Research and development expenses (1)	2,113	(12)	2,101	2,066	-	2,066	7,389	(15)	7,374	7,001	-	7,001

Selling, general and administrative expenses	6,872		6,735	6,658		6,608	25,566		25,314	24,677		24,331
Non-cash amortization of acquired intangible assets		-			(50)			(85)			(346)
Stock-based compensation		(137)			-			(167)			-

Operating income	2,056	296	2,352	2,111	197	2,308	5,462	855	6,317	5,544	515	6,059

Financial income (expenses), net	(14)	-	(14)	16	-	16	(23)	-	(23)	(35)	-	(35)

Taxes on income (2)	262	(867)	(605)	(771)	169	(602)	(572)	(992)	(1,564)	(1,770)	197	(1,573)

Other	(19)	-	(19)	(23)	-	(23)	(15)	-	(15)	(30)	-	(30)

Net income	2,285	(571)	1,714	1,333	366	1,699	4,852	(137)	4,715	3,709	712	4,421

Less: Net (income) loss attributable to the noncontrolling interest	1	-	1	14	-	14	(5)	-	(5)	(10)	-	(10)

Net income attributable to Cimatron's shareholders	$2,286	$(571)	$1,715	$1,347	$366	$1,713	$4,847	$(137)	$4,710	$3,699	$712	$4,411
Net income per share - basic and diluted	$0.21		$0.16	$0.14		$0.18	$0.49		$0.48	$0.40		$0.47

Weighted average number of shares outstanding

Basic EPS (in thousands)	10,731		10,731	9,338		9,338	9,796		9,796	9,323		9,323

Diluted EPS (in thousands)	10,855		10,855	9,348		9,348	9,832		9,832	9,337		9,337

(1) Non-GAAP adjustment to exclude stock-based compensation

(2) Non-GAAP adjustment to exclude the effect of deferred taxes and other non-current tax provisions.

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	December 31,	December 31,
	2013	2012

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-term investments	$13,052	$11,903
Trade receivables	6,838	6,049
Other current assets	2,434	1,788
Total current assets	22,324	19,740

Deposits with insurance companies and severance pay fund	3,725	3,296

Net property and equipment	977	875

Net other assets	10,407	10,499

Total assets	$37,433	$34,410

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$5	$1
Trade payables	1,356	1,169
Accrued expenses and other liabilities	6,297	7,204
Deferred revenues	2,974	2,843
Total current liabilities	10,632	11,217

LONG-TERM LIABILITIES:
Accrued severance pay	5,018	4,453
Deferred tax liability	69	275
Total long-term liabilities	5,087	4,728

Total shareholders’ equity	21,714	18,465
Total liabilities and shareholders’ equity	$37,433	$34,410

CIMATRON LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US Dollars in thousands)

	Noncontrolling Interest	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Treasury stock	Comprehensive income (loss)	Total shareholders’ equity
Balance at December 31, 2012	$28	$313	$19,111	$(211)	$(24)	$(752)		$18,465
Changes during the Twelve months ended December 31, 2013:
Net income	5				4,847		4,852	4,852
Cash distribution to shareholders			(7,916)					(7,916)
Issuance of shares		28	5,748					5,776
Issuance of restricted shares		9						9
Stock based compensation			229					229
Other				158			158	158
Foreign currency translation adjustment				141			141	141
Total comprehensive income							5,151
Balance at December 31, 2013	$33	$350	$17,172	$88	$4,823	$(752)		$21,714

CIMATRON LIMITED
STATEMENTS OF CASH FLOWS
(US Dollars in thousands)

	Twelve months ended
	December 31,
	2013	2012

Cash flows from operating activities:
Net income	$4,852	$3,709

Adjustments to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	1,043	1,307
Increase in accrued severance pay	493	159
Stock based compensation	182	-
Deferred taxes, net	(1,108)	(683)

Changes in assets and liabilities:
Decrease (increae) in accounts receivable and prepaid expenses	(863)	178
Increase in inventory	(15)	(12)
Increase in deposits with insurance companies and severance pay fund	(429)	(227)
Decrease in trade payables, accrued expenses and other liabilities	(684)	(1,258)
Net cash provided by operating activities	3,471	3,173

Cash flows from investing activities:
Proceeds from sale of property and equipment	-	1
Purchase of property and equipment	(459)	(265)
Cash and cash equivalents disposed of discontinued operations	-	(52)
Net cash used in investing activities	(459)	(316)

Cash flows from financing activities:
Short-term bank credit	4	(83)
Long-term bank credit	(1)	(8)
Cash distribution to shareholders	(7,916)	(2,872)
Proceeds from issuance of shares upon exercise of options	47	112
Proceeds from issuance of restricted shares	9	-
Proceeds from issuance of shares	5,776	-
Net cash used in financing activities	(2,081)	(2,851)

Net increase in cash and cash equivalents	931	6
Effect of exchange rate changes on cash	218	110
Cash and cash equivalents at beginning of period	11,903	11,787
Cash and cash equivalents at end of period	$13,052	$11,903

Appendix A - Non-cash transactions
Purchase of property on credit	$-	$5